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                              December 11, 2023

       Ryan Polk
       Chief Financial Officer
       SideChannel, Inc.
       146 Main Street, Suite 405
       Worcester, MA 01608

                                                        Re: SideChannel, Inc.
                                                            Schedule TO-I/A
Filed December 4, 2023
                                                            File No. 005-83375

       Dear Ryan Polk:

                                                        We have reviewed your
filing and have the following comments.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used herein have the same meaning as in your offer materials, as amended, unless otherwise indicated.

       Schedule TO-I/A Filed December 4, 2023

       General

   1. We reissue in part prior comment 7 in our letter dated November 21, 2023. Please expand the description of the
New Warrants in the revised offer materials to include all material terms and directly
compare them with the terms of the 2021 Investor Warrants being exchanged. For example,
compare the antidilution provisions of the New Warrants and the
                                                        2021 Investor Warrants.
       Transactions and Agreements Concerning the Warrants, page 12

   2. We reissue in part prior comment 15 in our letter dated November 21, 2023. Please indicate in your
response letter whether Paulson has provided any recommendation in connection with the
Offer. If yes, revise this section accordingly and provide further detail about the material
terms of the strategic advisory services agreement with Paulson. See
                                                        Item 9 of Schedule TO
and Item 1009(a) of Regulation M-A.
 Ryan Polk
SideChannel, Inc.
December 11, 2023
Page 2
Financial Information Regarding the Company, page 12

3. We reissue in part prior comment 16 in our letter dated November 21, 2023. The summarized financial information disclosed in this section does not comply with Item
         1010(c) of Regulation M-A for all periods required by Item 10 of Schedule TO. For example, the financial information requested under Item 1-02(bb)(1) of Regulation S-X must be expressly disclosed. Additionally, the summarized financial information must cover the periods specified in Item 1010(a) of Regulation M-A, including the audited financial statements for the last two fiscal years required to be filed with the Company's most recent Annual Report on Form 10-K.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at 202-551-3263, Shane Callaghan at 202-
330-1032, or Eddie Kim at 202-679-6943.



FirstName LastNameRyan Polk                                    Sincerely,
Comapany NameSideChannel, Inc.
                                                               Division of
Corporation Finance
December 11, 2023 Page 2                                       Office of
Mergers & Acquisitions
FirstName LastName